# YOUNGRY, LLC

# FINANCIAL STATEMENTS
# (UNAUDITED)

# AS OF
# June 14, 2016

*Together with*
*Independent Accountants' Review Report*

Youngry, LLC
Index to Financial Statements
(unaudited)

# dbbmckennon

*Certified Public Accountants*
*Registered Firm - Public Company Accounting Oversight Board*

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Youngry, LLC
Irvine, California

We have reviewed the accompanying balance sheet of Youngry, LLC (the "Company"), as of June 14, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

*DbbMcken*

Newport Beach, California
July 8, 2016

20321 SW Birch Street, Suite 200  Newport Beach, California 92660-1756  **P:** 949.200.3280  **F:** 949.200.3281  www.dbbmckennon.com

**Santa Monica**                   **Newport Beach**                   **San Diego**

**YOUNGRY, LLC**
**BALANCE SHEET**
**AS OF JUNE 14, 2016**
**(unaudited)**

|  | June 14, 2016 (Inception) |
| --- | --- |
| Assets |  |
| Current assets |  |
| Cash | $ - |
| Current assets | - |
|  |  |
| Total assets | $ - |
|  |  |
| Liabilities and Members' Equity: |  |
| Total liabilities | $ - |
|  |  |
| Commitments and contingencies (Note 3) |  |
|  |  |
| Members' Equity: |  |
| Members' equity, 900,000 units issued and outstanding | 200 |
| Subscription receivable | (200) |
| Retained earnings | - |
| Total members' equity | - |
| Total liabilities and members' equity | $ - |

See accompanying independent accountants' review report and notes to the balance sheet.

2

## NOTE 1 – NATURE OF OPERATIONS

Youngry, LLC was formed on June 14, 2016 ("Inception") in the State of Delaware. The balance sheet of Youngry, LLC (which may be referred to as "Youngry," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Irvine, California.

The Company is developing an online community where entrepreneurs can share become immersed and updated on the constant changing nuances of entrepreneurship, specifically as it pertains to startup and crowd funding. This will be achieved through various offerings on our site, which will include in-depth editorials, advice from our hand-selected advisors, a channel of seminars, conventions, and talks, and original works of publication.

These pieces of content will celebrate the successes and pitfalls every entrepreneur experiences, and encourage them to continue striving making their dreams a reality. Our media is quick to showcase the negative aspects of the business world, the problems of greed and capitalism. We're here to lend a voice on the lives changed by people taking control of their dreams and passions.

*Going Concern and Management's Plans*
We have only recently formed the Company and have no operating history. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, cash flows from operations, and/or debt and financing (through a private offering). By reaching our initial goal of $100,000 during our regulation crowdfunding campaign, we will begin operation with editorial content and producing merchandise that will develop the sense of community. The initial capital will give us the necessary funds to hire the personnel that we feel will really take ownership of the opportunity and develop a media channel that will speak for the millennial entrepreneur. As we develop the need for such a community, further funding will be allocated to develop the later stage plans for the site. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates*
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing

the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 14, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Risks and Uncertainties*
The Company has a limited operating history and has not generated significant revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Like any new business, we face the challenges that come from early stage branding and developing a hold on the community. There are numerous business journals and websites that focus on different aspects of the business world, which will inevitably be our competition. These sites however have a much different audience, and the specific targeted markets that we are going after will distinguish us as a leader in the community. These adverse conditions could affect the Company's financial condition and the results of its operations.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues ecommerce transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

*Income Taxes*
The Company is taxed as a Limited Liability Company ("LLC"). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

## NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 4 – MEMBERS' EQUITY

*LLC Units*

Upon formation, the Company was authorized to issue up to 1.000,000 units of the LLC of which 900,000 were issued to founders for $200 in consideration, which upon Inception is included in the accompanying balance sheet as receivable – related parties.  Profits and losses are allocated to members based on their percentage interest.

## NOTE 5 – SUBSEQUENT EVENTS

Subsequent to Inception, the Company has signed its first customer for an ecommerce project in the amount of $10,000.

The Company has evaluated subsequent events that occurred after June 14, 2016 through July 8, 2016, the issuance date of the balance sheet.  There have been no other events or transactions during this time that would have a material effect on the balance sheet.